EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS

	Three Months Ended March 31, 2003	2002	2001	2000	1999	1998
FIXED CHARGES
Interest expense	$596	$1,353	$31	$33	$34	42
Portion of rental expense deemed to represent interest	51	1,666	3,079	3,537	990	1,100

Total fixed chargess	$647	$3,019	$3,110	$3,570	$1,024	$1,142

EARNINGS BEFORE FIXED CHARGES
Earnings from continuing operations before income tax	$(23,215)	$(77,772)	$(41,638)	$46,327	$7,434	(34,199)
Fixed charges	647	3,019	3,110	3,570	1,024	1,142

Total earnings before fixed charges	$(22,568)	$(74,753)	$(38,528)	$49,897	$8,458	$(33,057)

RATIO OF EARNINGS TO FIXED CHARGES	(1)	(1)	(1)	14x	8x	(1)

The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest expense, including amortization of debt issuance costs, and the portion of rental expense deemed to represent interest. “Earnings” consist of income from continuing operations before income taxes plus fixed charges.

(1) We would have had to generate additional earnings for the three months ended March 31, 2003 and the years ended December 31, 2002, 2001, and 1998 of $23.2 million, $77.8 million, $41.6 million, and $34.2 million, respectively to achieve a ratio of 1:1.